July 26, 2005

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re:	Colorado Interstate Gas Company
Registration Statement on Form S-4
Filed on June 10, 2005
File No. 333-125728
Form 10-K for Fiscal Year Ended December 31, 2004
Filed on March 29, 2005
Form 10-Q for Fiscal Quarter ended March 31, 2005
Filed on May 11, 2005
File no. 1-4874

Dear Mr. Ohsiek:

We are in receipt of your letter dated July 8, 2005, commenting on the above referenced documents. Below are the comments contained in your letter followed by our responses. Also attached is our amended Registration Statement on Form S-4, marked to reflect the proposed changes we will make as a result of your comments.

Form S-4 Filed

1.	To the extent our comments direct you to revise your Form S-4, please similarly revise your Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005, as applicable.

Response

We note your comment and have indicated our proposed actions in the responses below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

     Results of Operations, page 20

2.	The measure you call “EBIT” appears to exclude certain recurring income items and charges included in the determination of income from continuing operations determined in accordance with GAAP. Accordingly, we believe your use of the measure you call “EBIT” is subject to the disclosure requirements and prohibitions of Item 10(e) of Regulation S-K and questions 8, 14 and 15 of the staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) issued June 13, 2003. Please explain for us how you justify the use of the measure you call “EBIT” with reference to the guidance in Question 8 of the FAQ. If you believe your use of the measure you call “EBIT” is supportable, please revise your filing to provide all required disclosures. We assume that would require, at a minimum:

•	A statement that “EBIT” is a non-GAAP measure;

•	Use of a more descriptive title of the measure you call “EBIT” consistent with Question 14 of the FAQ;

•	A discussion, with equal or greater prominence, of the most directly comparable earnings figure determined in accordance with GAAP. Refer to Question 15 of the FAQ for guidance; and

•	All disclosures required by Question 8 of the FAQ.

Response

The term EBIT that is used as a performance measure in our Management’s Discussion and Analysis (MD&A) excludes only interest and income taxes from income from continuing operations, consistent with the description of EBIT in the Commission’s adopting release regarding Non-GAAP Financial Measures and the staff’s related FAQ. There were no other “recurring” or other items excluded from income from continuing operations to arrive at EBIT. Therefore, we do not believe that EBIT, as it is being used in the context of an MD&A discussion, would be prohibited from use under the requirements of Item 10(e) of Regulation S-K or Q14 of the staff’s FAQ. In addition, based on this conclusion, the incremental disclosures required under Q8 of that same release would also not apply.

In our definition of EBIT on page 20 of our registration statement on Form S-4, the reference to “items that do not impact our income from continuing operations” is a reference to discontinued operations, although it could also include accounting changes or extraordinary items, all of which are not a component of income from continuing operations. We have separately analyzed our results from discontinued operations as part of our MD&A discussion because those operations do not impact our continuing business activities.

In addition, as discussed in our reasons for the use of EBIT on page 20 of our Form S-4 and as disclosed in our Form 10-K and Form 10-Q, our parent Company, El Paso Corporation, discloses EBIT as the performance measure it uses to evaluate the operating performance of its segments as required under SFAS No. 131. We believe it is important for our investors, who in many cases are also investors in El Paso, to receive consistent analysis using a consistent measure, which in our case is EBIT.

Finally, we have reviewed the disclosure requirements of Item 10 (e) of Regulation S-K, and believe that our disclosures meet the requirements of that item, as follows:

•	we present net income, the most directly comparable GAAP financial measure, in a table with equal prominence, explaining that EBIT should be considered in conjunction with net income and other GAAP measures;

•	we provide a reconciliation of our EBIT to our net income and to our other GAAP measures; and

•	we discuss why we believe EBIT provides useful information to our investors.

     Environmental Matters, page 27

3.	During the first quarter of fiscal 2005 you recorded an addition to the environmental reserve of $4 million, which appears to be material to your operating income and change in operating income for the quarter. Tell us more about the increase in the reserve and why you believe that additional disclosure in MD&A is not required.

Response

During the first quarter of 2005, we entered into agreements with two states to perform studies and, based on the study results, remediate sites potentially contaminated with mercury from prior operations. Our accrual of $4 million was triggered by agreements we reached with Colorado and Kansas. Our environmental matters discussion on page 27 of our Form S-4 includes a rollforward of our accrual reflecting a $4 million charge related to a change in our estimated liability for environmental matters during the period. Since the accrual had a relatively significant impact to our comparative quarterly results, we included it as a line item described as “environmental reserve accrual” in the table on page 21 of our Form S-4. We do not believe that this item will have an ongoing impact on our earnings or represents a trend in our earnings or one of its components. Since our MD&A has focused on providing forward looking information about known trends and future events that could have a material impact to our results of operations, and as a result of the nature of the item, we did not provide further explanation about the impact of the environmental accrual. However, we note your comment and will include a brief discussion of the accrual in our MD&A discussions in our second quarter Form 10-Q.

4.	With regard to environmental matters, you disclose that you believe your reserves are adequate despite uncertainties relating to the ultimate costs you may incur. A statement that your reserves are adequate does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to Questions 2 and 3 of SAB Topic 5Y. Please revise your disclosure here, and in the notes to your financial statements to address whether you believe that there are reasonably possible material additional losses with regard to environmental matters.

Response

Our environmental liabilities consist of our obligations to remove or remedy the effect on the environment of the disposal or release of specified substances at current and former operating sites. In addition to accruing for expected remediation costs, we accrue for costs to conduct various investigative and assessment work, including appropriate onsite and offsite (if necessary), soil and groundwater technical studies. Once a site is identified with a potential contamination, we develop a plan to evaluate the extent, if any, of the contamination, to select and implement an appropriate clean up methodology and to meet the closure requirements at the site. Our reserve, therefore, is based upon a specific expected plan, not a series of possible outcomes with a range of losses requiring disclosure under FAS 5 and SAB Topic 5Y. As a result, we did not disclose a range of possible outcomes. The reserve does, however, include estimates based on our historical remediation experience, technical expertise and legal interpretations. We believe that our reserve is adequate for the sites that have been identified and for which we have recorded a reserve. As with any estimate, new information or future developments could require us to reassess our exposure. However, we are not aware of anything that would reasonably be expected to result in a loss exceeding the amounts we have already recognized. Based on these facts and the nature of our reserve, we do not believe the recommended disclosure of a range of possible loss, a statement that no range can be estimated or that additional material losses could occur would be accurate at this time. Therefore, we have not added such disclosures.

     Contractual Obligations, page 28

5.	Please revise your contractual obligations table to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See section IV.A and footnote 46 to the commission’s MD&A Guidance issued December 18, 2003 available at www.sec.gov.

Response

The amount presented in our contractual obligations table in the line item titled “Long-Term Obligations” includes both the principal and interest amounts related to our long-term obligations. We note your comment, and have revised footnote (2) to our contractual obligations table to clarify that both the principal and interest amounts are included in the amounts presented in the table. We have included the revised contractual obligations disclosure on page 28, which is marked for the change described in our response, as Exhibit A to this letter for your convenience.

Consolidated Statements of Income and Comprehensive Income, page F-2

6.	Given your prior accounting treatment of the discontinuance of SFAS 71, please explain your basis under GAAP for classifying the gain upon reapplication of SFAS 71 as a component of other income, rather than as an extraordinary item. In this regard we note that the reason for the reapplication of SFAS 71 appears to be due to economic, rather than legislative, factors. Please tell us how you determined that reapplication of SFAS 71 for economic reasons does not satisfy the criteria in APB 30 to be recognized as an extraordinary item.

Response

Although SFAS 101, Regulated Enterprises — Accounting for the Discontinuation of Application of FASB Statement No. 71, requires extraordinary item treatment for the effects of discontinuing the application of SFAS 71, it does not address the treatment of the effects of reapplying SFAS 71 to an activity where SFAS 101 was applied in the past. Since SFAS 101 does not address this circumstance, the criteria of APB 30 would have to be met in order to apply extraordinary item treatment to the effects of reapplying SFAS 71. According to APB 30, an item must be both unusual AND infrequent to qualify for treatment as an extraordinary item. APB 30 further clarifies the meaning of unusual as “the underlying event or transaction should possess a high degree of abnormality and be of a type clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the entity, taking into account the environment in which the entity operates.”

Since Colorado Interstate Gas Pipeline Company is a regulated pipeline company, it is subject to SFAS 71 if it meets the criteria outlined in paragraph 5 of SFAS 71. We initially discontinued SFAS 71 accounting in 1996 to reflect management’s recognition that substantial volumes were moving at discounted rates and management’s expectation that competition and slow growth would put pressure on margins and put the recovery of our cost of service at risk. Since then, market improvements have occurred including growth in the demand for electricity from gas fired power plants in the western United States and improved value for off system capacity. When we completed our most recent rate case in 2003, our capacity was nearly fully subscribed and our planned expansions were also fully subscribed. In addition, nearly all of our capacity is under long term contracts at levels that support our regulated return. Based on these factors, we reapplied SFAS 71 accounting. Since our status as a SFAS 71 or non-SFAS 71 company is dependent on the market conditions in which we operate, the event of going on SFAS 71 does not, in our view, meet the “high abnormality” standard to be considered an unusual event under APB 30. Accordingly, our reapplication of SFAS 71 was not treated as an extraordinary item.

Evaluation of Disclosure controls and Procedures, Page F-22

7.	Please amend to describe the additional procedures performed, due to the material weakness discovered, to ensure that your financial statements as of and for the year ended December 31, 2004, were fairly presented in all material respects in accordance with generally accepted accounting principles. Also amend your Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005, as applicable.

Response

Per our interpretation of the applicable rules, we are aware of no specific requirement to disclose the procedures we undertook to arrive at the conclusion that our financial statements were fairly presented in accordance with GAAP. As a result, although we are happy to discuss our incremental procedures with you and are including them supplementally below, we respectfully request that we not disclose such procedures in our current or future filings.
The following additional procedures were performed to provide additional assurance that our financial statements do not include a material misstatement as a result of the material weakness identified in our Form 10-K and 10-Q:
We reviewed the internally generated EBIT analysis package that is prepared each quarter, noting that the variances identified from plan and prior periods were documented and described appropriately. We reviewed the package for variance descriptions that appeared unusual or incomplete and followed up with the appropriate personnel for further information.
We randomly selected account reconciliations for additional review. All of the selected accounts were determined to have been prepared in accordance with company policy and there were no material adjustments identified in the accounts. Additionally, a new tool was made available for use in the first quarter which allows the aggregation of any unreconciled amounts to determine if, when taken in total, they would have a material impact on the financial statements.
Finally, a questionnaire was developed and distributed to the Peoplesoft core team, an internal project team responsible for changes in our general ledger system, to identify any unusual event that may have occurred during the quarter. Core team members were asked if they were aware of any changes or updates that were put in production without their prior approval and if they observed any unusual activity in the Peoplesoft processes or data that gave them concern. Per their responses, no exceptions were noted.
We believe the steps we took were sufficient to address that the material weaknesses identified did not have a material effect on our reported financial amounts or disclosures.

General

Should you have any further questions regarding our responses to your comments or need further information to assist in your review, please contact me at (713) 420-4734 or Frank Olmsted, Director of Financial Reporting, at (713) 420-3707.

Sincerely,
/s/ Greg G. Gruber
Greg G. Gruber
Senior Vice President, Chief Financial Officer, Treasurer and Director Colorado Interstate Gas Company

Exhibit A

Contractual Obligations
      We are committed to making cash payments in the future on certain of our contracts. Below is a schedule of the future payments that we are obligated to make based on agreements in place as of December 31, 2004.

	Payments Due for Years Ended December 31,

	2005		2006	2007	2008	2009	Thereafter	Total

	(In millions)
Service Agreement(1)	$9		$7	$4	$2	$2	$3	$27
Long-Term Obligations(2)	202	(3)	19	19	19	19	553	831
Operating Lease Obligations(4)	1		—	—	—	—	—	1
Other Contractual Obligations and Purchase Commitments (5)	22		—	—	—	—	—	22

Total	$234		$26	$23	$21	$21	$556	$881

(1)	We have a service agreement with Wyoming Interstate Company, Ltd., our affiliate, providing for the availability of pipeline transportation capacity through 2011. We expensed approximately $9 million for each of the three years ended December 31, 2004 pursuant to this agreement.

(2)	Includes principal and interest amounts on all of our long-term obligations, including those related to the $200 million of 5.95% senior notes due in 2015 issued in March 2005.

(3)	Includes $180 million of 10.0% senior debentures due in June 2005.

(4)	We lease property, facilities and equipment under various operating leases. The aggregate minimum lease commitments total $1 million for the years 2005 to 2009. These amounts exclude our proportional share of minimum annual rental commitments paid by El Paso, which are allocated to us through an overhead allocation. For a further discussion of transactions with related parties, see “Certain Relationships and Related Party Transactions.” Rental expense on our operating leases for the years ended December 31, 2002, 2003 and 2004, was $3 million, $2 million and $2 million, respectively. These amounts include our share of rent allocated to us from El Paso.

(5)	At December 31, 2004, we had capital and investment commitments of approximately $22 million primarily related to ongoing capital projects. Our other planned capital and investment projects are discretionary in nature, with no substantial contractual capital commitments made in advance of the actual expenditures.
New Accounting Pronouncements Issued But Not Yet Adopted
      As of March 31, 2005, there were several accounting standards and interpretations that had not yet been adopted by us. Below is a discussion of a significant standard that may impact us.
      Accounting for Asset Retirement Obligations. In March 2005, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 47, Accounting for Conditional Asset Retirement Obligations. FIN No. 47 requires companies to record a liability for those asset retirement obligations in which the timing or amount of settlement of the obligation are uncertain. These conditional obligations were not addressed by Statement of Financial Accounting Standards No. 143, which we adopted on January 1, 2003. FIN No. 47 will require us to accrue a liability when a range of scenarios indicate that the potential timing and settlement amounts of our conditional asset retirement obligations can be determined. We will adopt the provisions of this standard in the fourth quarter of 2005 and have not yet determined the impact, if any, that this pronouncement will have on our financial statements.
Quantitative And Qualitative Disclosures About Market Risk
      Our primary market risk is exposure to changing interest rates. The table below shows the carrying value and related weighted average effective interest rates of our interest bearing securities, by expected maturity